Exhibit 97

EXECUTIVE COMPENSATION CLAW BACK

DATE OF ISSUE:	December 2, 2015
VERSION NO.	1.4
REVISION DATE:	September 6, 2023

EXECUTIVE COMPENSATION CLAW BACK POLICY
1.Introduction
The Company recognizes the importance of ensuring that executive management is not able to personally profit by virtue of financial misstatements or errors in calculation of compensation, whether occurring innocently or as a result of ethical misconduct. This policy sets out the framework within which any claw back of executive compensation is to be carried out.
2.Objective
The objective of this policy is to provide a framework for the Company to claw back vested long-term and short-term incentive-based compensation of executive officers where such compensation has been calculated and paid on the basis of financial misstatements or other material errors that result in such executive officers being unjustly enriched, whether such misstatements or errors are innocent or are the result of intentional, dishonest behavior by those executive officers.
3.Definitions
In this policy:
3.1.“Awarded Compensation” has the meaning set out in Section 5.1;
3.2.“Board” means the board of directors of the Company;
3.3.“Company” means North American Construction Group Ltd.;
3.4.“Excess Compensation” has the meaning set out in Section 5.3;
3.5.“Executive Officer” means any officer or former officer of the Company who holds or who held the title of President, Chief Executive Officer, Chief
    Financial Officer, Chief Operating Officer or Vice-President;
3.6.“Misconduct” means fraud or other intentional illegal misconduct;
3.7.“Performance-based Compensation” means all bonuses and other incentive and equity compensation awarded to the Company’s Executive
    Officers, whether vested or unvested, the amount or payment of which, was calculated based wholly or in part on the application of objective performance criteria;
3.8.“Proper Compensation” has the meaning set out in Section 5.1;
4.Scope
This policy applies to all individuals who are Executive Officers of the Company on the date this policy is first adopted or who become Executive Officers after that date, whether or not they remain employed with the Company at the time a restatement occurs or recovery is sought.
5.Policy
1.In the event of:
(a)an error or omission in the Company’s financial results, or a failure to comply with any financial reporting requirement under
    applicable laws with respect to the Company’s financial results, either of which requires a restatement of those results (other than a restatement caused by a change in applicable accounting rules
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    or interpretations);
(b)an error or omission in determining Performance-based
    Compensation; or
(c)an Executive Officer having engaged in Misconduct;

any of which has the result that Performance-based Compensation actually paid or awarded to any Executive Officer in any given period (the “Awarded Compensation”) was higher than it would have been if it was properly calculated without the error, omission or Misconduct (the “Proper Compensation”), the Board shall review such Awarded Compensation to determine if it was higher than the Proper Compensation.
2.The determination of whether Misconduct or an error or omission has occurred shall be made by the Board, acting reasonably and in good faith, upon completion of an internal investigation utilizing, at its discretion and if deemed necessary, qualified third-party financial and legal advisors. All costs of the Company incurred in connection with any internal investigation undertaken shall be borne by the Company. An affected
    Executive Officer may be permitted, but shall not be obligated, to participate in any investigation undertaken pursuant to this policy.
    Nothing contained in this policy shall require an Executive Officer or any other person to make any admission of wrongdoing or to voluntarily acknowledge or submit to a determination of Misconduct by the Board.
3.If the Board determines that the Awarded Compensation was higher than the Proper Compensation for any Executive Officer in any period, the
    Board shall, except as provided below, seek to recover from such
    Executive Officer for the benefit of the Company the difference between the Awarded Compensation and the Proper Compensation (such difference being the “Excess Compensation”), without regard to taxes paid. If Excess Compensation based on a restatement is not subject to simple mathematical calculation due to Performance-based
    Compensation being wholly or partly based on share price or total shareholder return, the Excess Compensation must be based on a reasonable estimate of the effect of the restatement on share price or total shareholder return.
4.The Board shall not seek recovery of Excess Compensation to the extent that:
(a)Performance-based Compensation at issue in relation to a
    restatement is in relation to a financial year that ended prior to the three (3) completed fiscal years immediately preceding the date that Company is required to prepare the applicable restatement, with such date being the earlier of: (a) the date the Board concludes or should have concluded that the Company is required to prepare such restatement, or (b) the date that a court, regulator
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    or other legally authorized body directs the Company to prepare such restatement; or
(b)at least one of the following conditions is met and the
    Compensation Committee determines that recovery would be
    impractical:
(i)the direct expenses paid to a third party to assist in
    enforcing the recovery would exceed the amount to be
    recovered; or
(ii)the recovery would be in violation of applicable federal, state or provincial law.
5.Before the Board determines to seek recovery pursuant to this policy, it shall provide to any affected Executive Officer written notice and the opportunity to be heard, at a meeting of the Board (which may be in-
    person or telephone, as determined by the Board).
6.If the Board determines to seek a recovery pursuant to this policy, the
    Company shall make a written demand for repayment from the Executive
    Officer and, if the Executive Officer does not within a reasonable period tender repayment in response to such demand, the Company may deduct from any future amounts owing to the Executive Officer any amount of
    Excess Compensation not repaid, provided that such deductions shall be reasonable in the circumstances. Should the Company be unsuccessful in obtaining repayment from the Executive officer directly, the Company may seek a court order against the Executive Officer for the amount of such repayment. The Company shall be entitled to pursue all legal and other remedies at its disposal including, without limitation, cancelling or withholding vested, unvested and future compensation.
7.To the extent practicable and as permitted by law, including securities laws and stock exchange requirements pertaining to public disclosure, investigations and related findings under this policy shall be undertaken and treated in a confidential manner. Nothing contained in this policy shall derogate from an individual’s rights at law, nor shall it preclude or prevent the Company or any individual, including any Executive Officer to whom this policy may be applied, from taking such actions or pursuing such remedies to which they may be entitled, including, as appropriate and without limitation, applications for injunction.

Prepared By: /s/ Jordan Slator Vice-President and General Counsel	Approved By: /s/ Bryan Pinney Lead Director	Date of Approval and Issue: September 6, 2023
Version No. 1.4

September 6, 2023